

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 21, 2016

Andreas W. Mattes
Chief Executive Officer
Diebold, Incorporated
5995 Mayfair Road, P.O. Box 3077
North Canton, Ohio 44720-8077

> **Re:** **Diebold, Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 8, 2016**
> **File No. 333-208186**

Dear Mr. Mattes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2015 letter.

General

1.   We note your revised disclosures in response to prior comment 4. Please expand your disclosure to describe what factors will be considered in determining the consideration or compensation (i.e., market price).

Questions and Answers

Q: Following the offer, what additional transactions may Diebold and Wincor Nixdorf consider?, page 5

2.   We note your revised disclosure on pages 136 and 137. Please also disclose here the various ownership percentages of Wincor Nixdorf under which Diebold will pursue a particular post-completion reorganization transaction.

The Offer – Put Right, page 9

3.   We note your response to prior comment 9. However, we continue to view the put right period that may arise after this offer as itself a tender offer or an extension of the current offer. Please call us to discuss how you intend to handle the put right period in light of our view.

Publications, page 98

4.   We note the revised disclosure here added in response to prior comment 7. Revise to describe the timing of any required publications or notices under German law.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Wincor Nixdorf

Results of Operations, page 283

5.   We note disclosure of your effective income tax effective rate on page F-26, which appears to have increased significantly during fiscal year 2015. Please tell us your consideration to provide additional disclosures describing the factors that impacted the individual reconciling items on your effective tax rate, particularly when such impact changes significantly from period to period. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Unaudited Pro Forma Condensed Combined Financial Information

Note 6 – IFRS to US GAAP Adjustments, page 331

6.   In your response to prior comment 29, you state that your customers include direct customers and resellers. Please clarify for us the point at which you recognize revenue related to resellers. In this regard, tell us whether you recognize revenue upon delivery to your resellers or whether you recognize revenue upon final sale to the end customer, and clarify the point at which you believe the risks and rewards of ownership have transferred to the end customer.

Accounting and Valuation Principles

Other Accruals, page F-24

7.   We note your response to our prior comment 32. Please revise your disclosure to state, if true, that you are not presently aware of any material actual or potential legal disputes for which the possibility of an outflow of resources are other than remote.

        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, Christina Chalk, Senior Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3263, or me at (202) 551-3457.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

                                                Maryse Mills-Apenteng
                                                Special Counsel
                                                Office of Information Technologies
                                                and Services

cc: Francis J. Aquila, Esq.
        Catherine M. Clarkin, Esq.
        Sullivan & Cromwell LLP